Exhibit 1

April 22, 2024

BY EMAIL

Board of Directors

Bitfarms Ltd.

110 Yonge Street, Suite 1601

Toronto, ON M5C 1T4

Attention:

Nicolas Bonta, Chairman of the Board

Brian Howlett, Lead Independent Director

Dear Nicolas and Brian:

We at Riot Platforms Inc. (“Riot”) have long known and admired Bitfarms Ltd. (“Bitfarms”) and your successful development of a vertically-integrated platform comprised of geographically diverse sites predominantly powered by environmentally-friendly hydroelectric energy. As we have discussed in the past, we firmly believe that a combination of Bitfarms and Riot would create the premier, and largest, publicly-listed Bitcoin miner globally, with 52 EH/s of self-mining capacity by the end of 2024 and geographically diversified operations well positioned for long-term growth. We are confident that a combination of our two companies would generate significant benefits for stockholders of both Bitfarms and Riot, and are pleased to deliver this confidential non-binding proposal affirming our interest in a potential transaction (a “Transaction”).

Riot’s vision is to be the world’s leading Bitcoin-driven infrastructure platform. Our industry leading vertically-integrated approach to mining is demonstrated by the 700 MW of operating capacity at our Rockdale Facility, believed to be the largest Bitcoin mining facility in North America, and our recently energized Corsicana Facility which will have one gigawatt of total capacity when fully developed. We are strong believers in the vertically-integrated business model for Bitcoin mining and believe that Bitfarms’s strategy aligns well with ours.

Therefore, we are pleased to submit this non-binding proposal to acquire 100% of the equity interests of Bitfarms at a price of US$2.30 for each outstanding Bitfarms common share. This represents a premium of 20% to the closing share price of Bitfarms on April 19, 2024. The consideration delivered to Bitfarms shareholders will be a mix of cash and Riot common stock that would result in Bitfarms shareholders owning no more than 17% of the outstanding common stock of the combined company upon consummation of a Transaction. A Transaction will not require Riot stockholder approval and there will be no financing contingency for the cash portion of the purchase price.

We believe that our proposal offers compelling value for Bitfarms shareholders, with a significant premium above Bitfarms’s current share price and the opportunity to receive Riot common stock and participate in the success of what will become the largest publicly-listed Bitcoin miner. Given our successful experience in executing strategic transactions, particularly evidenced by our acquisition of Whinstone US, Inc. in 2021, we are extremely confident that a Transaction with Riot will maximize speed and certainty of a successful closing for Bitfarms shareholders.

Our plan is for Bitfarms to operate as Riot’s international expansion arm and for our respective management teams to work together to aggressively pursue expansion and increase economies of scale across our combined sites. Bitfarms would also benefit from Riot’s unmatched balance sheet strength, with de minimis corporate debt, US$685 million in cash on hand and 8,490 unencumbered Bitcoin as of March 31, 2024, and significant access to public equity markets, all of which will enable Riot to fully finance Bitfarms’s current and future growth plans.

The proposed Transaction is our highest strategic priority and has the full support of our entire Board of Directors. Together with our advisors at Citi and Paul Weiss, we have invested considerable time in the preparation of this proposal based on publicly available information. We would, however, expect to have a limited period of customary due diligence with access to appropriate information and your management team to confirm our understanding of Bitfarms. We are prepared to sign a mutually agreeable non-disclosure agreement to enter into these diligence discussions expeditiously, in parallel with which we would also negotiate and finalize definitive transaction agreements.

This letter contains a non-binding offer and is not intended to be legally binding, to constitute an offer capable of acceptance or to grant or impose any rights, obligations, or liability on any part. The final terms and conditions of a Transaction would be subject to the approval of our respective Boards of Directors and the finalization of mutually acceptable transaction agreements. The existence of this letter and its contents are to be held in the strictest confidence by each party and may not be disclosed to anyone other than to key representatives of each party that need to know such existence and contents in connection with a Transaction.

On behalf of our Board of Directors and management team, we would like to reiterate our commitment to the successful combination of our two organizations. We look forward to hearing your response to this proposal and look forward to working with you to create the world’s leading Bitcoin mining company.

Yours sincerely,

/s/ Benjamin Yi	/s/ Jason Les
Benjamin Yi, Executive Chairman	Jason Les, Chief Executive Officer